MichiCann Medical Inc. Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian dollars)

MichiCann Medical Inc.

For the Years Ended December 31, 2019 and 2018

Management's Responsibility for Financial Reporting1

Independent Auditors’ Report2 - 4

Consolidated Financial Statements

Consolidated Statements of Financial Position5

Consolidated Statements of Comprehensive Loss6

Consolidated Statements of Changes in Equity7

Consolidated Statements of Cash Flows8

Notes to the Consolidated Financial Statements 9 - 31

MANAGEMENT'S RESPONSIBILITY

FOR FINANCIAL REPORTING

To the Shareholders of MichiCann Medical Inc.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

Smythe LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, the Board and management to discuss their audit findings.

April 29, 2020

/s/ Michael Marchese

Michael Marchese, Director

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF MICHICANN MEDICAL INC.

Opinion

We have audited the consolidated financial statements of MichiCann Medical Inc. (the "Company"), which comprise:

w	the consolidated statements of financial position as at December 31, 2019 and 2018;
w	the consolidated statements of comprehensive loss for the years then ended;
w	the consolidated statements of changes in equity for the years then ended;
w	the consolidated statements of cash flows for the years then ended; and
w	the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 of the consolidated financial statements, which indicates that the Company’s  working capital deficiency was $16,071,433 and has accumulated losses of $14,677,625 as at December 31, 2019. As stated in Note 2, these events and conditions, along with other matters set forth in Note 2, indicated that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises he information included in Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audits of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained the other information prior to the date of this auditors’ report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors’ report is Kevin Yokichi Nishi

Chartered Professional Accountants

Vancouver, British Columbia April 29, 2020

MichiCann Medical Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

		December 31, 2019	December 31, 2018
	Notes	$	$
ASSETS

Current assets
Cash		1,378,687	24,377,286
Prepaid expenses		124,140	50,000
Accounts receivable	5	1,463,388	-
Loans receivable	6	36,504,397	10,510,400

		39,470,612	34,937,686
Non-current assets
Equipment	13	10,847	-
Deposits	6, 17	12,530,659	-
Loans receivable	6	36,419,594	-
Call option	6	19,547,757	-

		68,508,857	-
Total assets		107,979,469	34,937,686

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	9	1,334,370	161,937
Convertible debentures	11	17,597,600	-
Bridge financing	12	36,610,075	-
Total liabilities		55,542,045	161,937

Shareholders’ equity

Share capital	7	61,366,160	35,111,680
Contributed surplus	7	5,748,889	1,952,794
Subscriptions receivable	7	-	(125,000)
Deficit		(14,677,625)	(2,163,725)

Total shareholders’ equity		52,437,424	34,775,749

Total liabilities and shareholders’ equity		107,979,469	34,937,686

Approved and authorized for issuance on behalf of the Board of Directors on April 29, 2020 by:

/s/ Michael Marchese

Michael Marchese, Director

(The accompanying notes are an integral part of these consolidated financial statements)

MichiCann Medical Inc.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Year ended December 31, 2019	Year ended December 31, 2018
	Notes	$	$
Expenses
Share-based compensation	7	3,796,095	1,637,559
Interest expense	12	3,540,353	-
Commissions	12	2,361,459	-
Professional fees		1,952,329	53,522
Consulting fees		919,839	325,000
Marketing		913,412	32,921
Salaries and wages		568,167	-
General and administration		79,235	7,865
Depreciation	13	1,898	-
Foreign exchange loss (gain)		1,385,803	(25,465)
Loss before other items		(15,518,590)	(2,031,402)

Other expenses (income)
Interest income	6	(3,960,708)	-
Management fees	5	(1,111,637)	-
Accretion of loans receivable	6	(2,340,164)	-
Accretion expense	11	-	139,938
Loss on revaluation of call option	6	4,407,819	-
		(3,004,690)	139,938
Loss before income tax		(12,513,900)	(2,171,340)

Deferred income tax recovery	16	-	(40,301)

Net loss and comprehensive loss for the year		(12,513,900)	(2,131,039)

Net loss per share, basic and diluted		(0.16)	(0.06)

Weighted average shares outstanding		80,700,135	38,474,379

(The accompanying notes are an integral part of these consolidated financial statements)

MichiCann Medical Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

	Share capital		Subscriptions receivable $	Reserves $	Convertible debentures – equity component $	Deficit $	Total $
	Number of shares	Amount $

Balance, December 31, 2017	1	1	-	-	70,950	(32,686)	38,265
Equity component of convertible debentures	-	-	-	-	56,017	-	56,017
Deferred income tax on equity components of convertible debentures	-	-	-	-	(15,125)	-	(15,125)
Convertible debentures exercised	2,024,000	1,114,518	-	-	(111,842)	-	1,002,676
Shares issued, net	72,198,181	34,312,396	(125,000)	-	-	-	34,187,396
Finders’ warrants issued	-	(315,235)	-	315,235	-	-	-
Share-based compensation	-	-	-	1,637,559	-	-	1,637,559
Net loss for the year	-	-	-	-	-	(2,131,039)	(2,131,039)
Balance, December 31, 2018	74,222,182	35,111,680	(125,000)	1,952,794	-	(2,163,725)	34,775,749
Shares issued, net	9,989,570	26,254,480	125,000	-	-	-	26,379,480
Share-based compensation	-	-	-	3,796,095	-	-	3,796,095
Net loss for the year	-	-	-	-	-	(12,513,900)	(12,513,900)
Balance, December 31, 2019	84,211,752	61,366,160	-	5,748,889	-	(14,677,625)	52,437,424

(The accompanying notes are an integral part of these consolidated financial statements)

MichiCann Medical Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

		Year ended December 31, 2019	Year ended December 31, 2018
	Notes	$	$
Operating activities

Net loss for the year		(12,513,900)	(2,131,039)

Items not affecting cash:
Share-based compensation	7	3,796,095	1,637,559
Accrued interest receivable	6	(3,832,577)	-
Accrued interest payable	12	229,399	-
Accretion of loans receivable	6	(2,340,164)	139,938
Unrealized foreign exchange gain		(1,442,606)	-
Loss on revaluation of call option	6	4,407,819	-
Depreciation	13	1,898	-
Deferred income tax recovery		-	(40,301)

Changes in non-cash operating working capital:
Prepaid expenses		(74,140)	247,917
Accounts receivable	5	(1,463,388)	-
Accounts payable and accrued liabilities		1,127,093	134,495
Net cash used in operating activities		(12,104,471)	(11,431)

Investing activity

Purchase of equipment	13	(12,745)	-
Deposits	6, 17	(12,246,787)	-
Loans receivable	6	(79,090,092)	(5,700,400)
Net cash used in investing activities		(91,349,624)	(5,700,400)

Financing activities

Issuance of share capital, net	7	26,299,820	29,502,396
Subscriptions receivable	7	125,000	(125,000)
Convertible debentures	11	17,650,000	385,000
Bridge financing	12	36,380,676	-

Net cash provided by financing activities		80,455,496	24,061,996

Increase (decrease) in cash		(22,998,599)	24,050,565
Cash, beginning of the year		24,377,286	326,721

Cash, end of the year		1,378,687	24,377,286

Supplemental disclosure of cash flow information (Note 14)

(The accompanying notes are an integral part of these consolidated financial statements)

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

1.Background and Nature of Operations

MichiCann Medical Inc. (the “Company” or “MichiCann”) is a private cannabis investment company incorporated under the laws of Ontario on December 5, 2017. The Company’s head office and registered office is located at 8820 Jane Street, Concord, ON, L4K 2M9 Canada.

PharmaCo Inc. Agreements

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti-dilution protections)  subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo Shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it. As at December 31, 2019, the call option was determined to have a fair value of $19,547,757 using level 3 inputs of the fair value hierarchy.

On January 4, 2019, MichiCann entered into a debenture purchase agreement (the “Debenture Purchase Agreement”) with PharmaCo pursuant to which MichiCann agreed to purchase up to $114,734,209 US Dollars (“USD”) of an 8% senior secured convertible debenture of PharmaCo (the “Opco Debenture”). The Opco Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Opco Debenture has a maturity date of January 4, 2023 (the “Maturity Date”).

The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding (the “Conversion Shares”). The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the Holder Application (application seeking permission to convert the Opco Debenture and own the Conversion Shares).

Notwithstanding the foregoing, the conversion of the Opco Debenture is subject to PharmaCo and MichiCann having obtained all required permits from governmental authorities in connection with MichiCann’s ownership of PharmaCo common shares, including, without limitation, all required cannabis licenses or related permits issued by LARA (but excluding any permit or other requirement which arises or may arise under any excluded law).

RWB Illinois Inc.

On October 4, 2019, the Company acquired all of the issued and outstanding common shares of RWB Illinois, Inc., a corporation incorporated under the laws of the state of Delaware on October 4, 2019.  The consideration paid for the acquisition was $1.

2.Going Concern

These consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2019, the Company’s working capital deficiency was $16,071,433 (2018 – working capital of $34,775,749) and has accumulated losses of $14,677,625 (2018 - $2,163,725) since inception.

These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

include adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used. Such adjustments could be material.

3.Basis of presentation

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretation of the IFRS Interpretations Committee (“IFRIC”)

These consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2020.

(b)Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial assets classified as fair value through profit or loss, which are measured at fair value, as detailed in Note 8.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

(c)Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, RWB Illinois Inc. All intercompany balances and transactions have been eliminated upon consolidation.

(d)Functional and presentation currency

All figures presented in these consolidated financial statements are reflected in Canadian dollars (“CAD”), which is the functional currency of the Company.

4.Significant Accounting Policies

(a)Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated financial statements, management has made significant assumptions which are applied in determining the fair values of the loans receivable and convertible debentures at the reporting date, including that the transaction with Tidal Royalty Corp. (“Tidal”) will complete timely as described in Note 17 and that the Company will exercise its conversion rights pursuant to the Debenture Purchase Agreement. Should the assumptions be incorrect, it would result in a material adjustment to the carrying amount of certain assets and liabilities.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

Other significant assumptions about the future and other sources of estimation uncertainty that management has made as at the consolidated statement of financial position date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

Share-based Compensation

The Company provides compensation benefits to its consultants, directors and officers through a stock option plan. The fair value of each option award is estimated using the Black-Scholes option pricing model which utilizes subjective assumptions such as expected price volatility and expected life of the option. Share-based compensation expense also utilizes subjective assumptions on forfeiture rate. Changes in these input assumptions can significantly affect the fair value estimate.

Convertible Debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The fair value of any derivative feature embedded in the compound financial instrument (other than the equity component, such as an equity conversion feature) is presented as a liability instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability component is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

Derivative Financial Instruments

A derivative is a financial instrument whose value is based on an underlying asset or set of assets. The Company has determined that its call option represents a derivative financial instrument and as such has been measured at fair value in accordance with level 3 of the fair value hierarchy. Accordingly, the fair value of derivative financial instruments was determined using inputs that are not based on observable market data and therefore requires judgment from management.

Deferred Income Taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these consolidated financial statements.

Loans Receivable

Management applies judgment in the assessment of the collectability of the loans and interest receivable.

Accounts Receivable

Management applies judgement in the assessment of the collectability of its trade receivables included in accounts receivable.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

Going Concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances

(b)Equipment

Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any.  Depreciation, based on the estimated useful lives of the assets, is provided using the following methods:

Computer hardware3 yearsStraight-line

Computer software3 yearsStraight-line

Equipment acquired during the year but not placed into use are not depreciated until they are placed into use.

(c)Share capital

Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share options are recognized as a reduction from equity

Equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the comparable issuance price of common shares issued without warrants. Any excess of proceeds is allocated to warrants. Transaction costs directly attributable to the issuance of units are recognized as a reduction from equity.

(d)Impairment of non-financial assets

At each date of the consolidated statements of financial position, the Company reviews the carrying amounts of its non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the assets belong.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss, unless the relevant asset is carried at a re-valued amount, in which case the impairment loss is treated as a revaluation decrease.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised.

To date the Company has not recognized any impairment loss.

(e)Share-based compensation

Share-based compensation to employees and those providing employee-like services are measured at the fair value of the instruments issued at the grant date and recognized over the vesting periods using the graded vesting method. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. For both employees and non-employees, the fair value of share-based compensation expense is recognized in profit or loss, with a corresponding increase in contributed surplus. When options expire unexercised, these amounts are reclassified into deficit.

(f)Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to comput the dilutive effect of options, warrants and similar instruments. The calculation of diluted earnings per share assumes that the outstanding options and warrants are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. Diluted loss per share is not presented if the effects are anti-dilutive.

(g)Income taxes

Deferred tax is calculated on all temporary differences at the consolidated statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(h)Foreign currency translation

Transactions in foreign currencies are initially recorded in the functional currency at the rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All exchange differences are recorded in profit and loss.

(i)Financial instruments

The Company recognizes a financial asset or liability when it becomes party to the contractual provisions of the instrument. The Company classifies its financial assets and financial liabilities in the following measurement categories:

i)those to be measured subsequently at fair value through profit or loss (“FVTPL”);

ii)those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and

iii)those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. The Company reclassifies financial assets if and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Financial assets at amortized cost

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Financial assets in this category include accounts receivable and loans receivable.

Financial assets at fair value through profit or loss

All financial assets not classified as measured at amortized cost are measured at FVTPL. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. The Company has no designated hedges. Financial instruments classified as FVTPL are stated at fair value with changes in fair value recognized in profit or loss for the period. Financial assets in this category include cash and call option.

Financial assets at fair value through other comprehensive income

A financial asset measured at fair value through other comprehensive income is recognized initially at fair value plus transaction cost directly attributable to the asset. After initial recognition, the asset is measured at fair value with changes in fair value included as “financial asset at fair value through other comprehensive income” in other comprehensive income. The Company does not have any financial assets classified as fair value through other comprehensive income.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For trade receivables only, the Company applies the simplified approach as permitted by IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Evidence of impairment may include indications that the counterparty debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Financial liabilities at amortized cost are classified as current or non-current based on their maturity date. Financial liabilities in this category include accounts payable and accrued liabilities and bridge financing.

Financial liabilities at fair value through profit or loss

This category is comprised of derivative financial liabilities. Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Financial liabilities in this category include convertible debentures.

Fair value hierarchy

The following table summarizes the fair value hierarchy under which the Company's financial instruments are valued.

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 -	Inputs for the asset or liability that are not based upon observable market data.

Offsetting financial assets and liabilities

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(j)Adoption of accounting standard

IFRS 16 Leases

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company reviewed its current operations and noted no impact on the adoption of IFRS 16.

5.Accounts Receivable

Accounts receivable is comprised of:

	December 31, 2019 $	December 31, 2018 $

Trade receivables	1,111,637	-
Sales tax receivable	351,751	-

Total accounts receivable	1,463,388	-

Trade receivables are related to management fees charged to PharmaCo.

Sales tax receivable represents input tax credits arising from sales tax levied on the supply of goods purchased or services serviced in Canada.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

6.Loans Receivable

(a)Debenture with PharmaCo

During the year ended December 31, 2018, the Company advanced a series of funds, totalling $5,700,400, to PharmaCo, an arms-length party, in the form of a debenture. The debenture was non-interest bearing, unsecured and is due on demand. On January 4, 2019, the debenture totalling $5,700,400 was transferred into the Opco Debenture, which is discussed below.

(b)Debt settlement on behalf of PharmaCo

During the year ended December 31, 2018, the Company issued 4,810,000 common shares valued at $1.00 per common share for a total of $4,810,000 to a third-party, as consideration to settle amounts owed by PharmaCo to the third-party. The amount due from PharmaCo to the Company of $4,810,000 (2018 - $4,810,000) is non-interest bearing, unsecured and has no fixed terms of repayment. This debenture is included in current loans receivable as of December 31, 2019.

(c)OpCo Debenture

On January 4, 2019, the Company entered a Debenture Purchase Agreement with PharmaCo. Under the terms of this agreement, the Company will advance a principal amount of up to USD $114,734,209. As of December 31, 2019, the Company has advanced $48,502,029 plus the $5,700,400 debenture that was transferred to the OpCo Debenture for a total advance of $54,202,429. The OpCo Debenture earns interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023. As of December 31, 2019, there is $3,832,577 of accrued interest relating to the OpCo Debenture included in non-current loans receivable.

Concurrent with the OpCo Debenture, the Company entered a Put/Call Option Agreement with PharmaCo, as described in Note 1. Both the OpCo Debenture and the call option are financial instruments measured at fair value through profit or loss. At the agreement date, the fair value of the OpCo Debenture was determined to be $30,246,853 and the fair value of the call option was determined to be $23,955,576.

During the year ended December 31, 2019, the Company recorded accretion income of $2,340,164 on the OpCo Debenture. As of December 31, 2019, the value of the OpCo Debenture of $32,587,017 is included in non-current loans receivable.

During the year ended December 31, 2019, the Company recorded a loss on revaluation of call option of $4,407,819. As of December 31, 2019, the fair value of the call option is $19,547,757.

(d)Promissory note with PharmaCo

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matures on January 2, 2020. On January 2, 2020, the Company entered a Promissory Note Extension Agreement with PharmaCo. The Promissory Note is non-interest bearing, unsecured, and matures on January 2, 2021.  The funds advanced under the Promissory Note were received from the Bridge Financing (Note 12). The Promissory Note is included in current loans receivable as of December 31, 2019.

(e)Other amounts with PharmaCo

During the year ended December 31, 2019, additional funds were advanced to and from PharmaCo, including $300,000 to PharmaCo for operating expenditures and a $670,500 deposit made by

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

PharmaCo to Kings Garden Inc. on behalf of the Company, pursuant to the letter of intent (the “LOI”) with Kings Garden Inc. (Note 17) and $58,172 of expenditures paid by PharmaCo on behalf of the Company. These amounts are non-interest bearing, unsecured, and have no fixed terms of repayment and are included in current loans receivable as of December 31, 2019.

(f)Other amounts with Mid-American Growers

During the year ended December 31, 2019, $12,079,652 was advanced to MAG. Included in this amount was a $10,605,100 (USD $8,000,000) deposit for the acquisition of MAG and the Illinois Facility which was subsequently completed on January 10, 2020 (Note 18) and $1,474,552 advanced for operating expenditures. These amounts are non-interest bearing, unsecured, and were repayable to the Company had the acquisition of MAG not been completed. The amount paid for a deposit for the acquisition of MAG and the Illinois Facility is included in deposits as at December 31, 2019. The amounts advanced for operating expenditures are included in current loans receivable as at December 31, 2019.

7.Share Capital

Authorized share capital:

Unlimited number of common shares without par value.

Outstanding share capital:

On January 2, 2018, the Company issued 37,309,999 founder common shares for gross proceeds of $37.

On November 21, 2018, the Company issued an aggregate of $1,012,000 principal amount of unsecured convertible debentures (the “Unsecured Debentures”) convertible into one common share of the Company at a price of $0.50 per common share. All Unsecured Debentures were converted into an aggregate of 2,024,000 common shares of the Company on November 21, 2018 (Note 11).

On December 19, 2018, the Company issued 30,078,182 common shares pursuant to a non-brokered financing (first tranche) at a price of $1.00 for aggregate gross proceeds of $30,078,182. The Company paid share issuance costs of $470,340 as finder fees. Subsequent to December 31, 2018, $125,000 in subscriptions receivable was received.

On December 19, 2018, the Company completed the issuance of 4,810,000 common shares to settle certain debts of PharmaCo at a price of $1.00 per common share for a total of $4,810,000.  The shares were issued to settle amounts owed by PharmaCo to a third-party company (Note 6).

On February 22, 2019, the Company issued 4,500,000 common shares pursuant to a non-brokered financing (second tranche) at a price of $1.00 per common share for aggregate proceeds of $4,500,000.

On February 22, 2019, the Company issued 2,240,000 common shares pursuant to a non-brokered financing at a price of $2.50 per common share for aggregate proceeds of $5,600,000.

On September 30, 2019, the Company issued 1,178,100 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $5,890,500.

On October 1, 2019, the Company issued 345,000 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $1,725,000.

On October 9, 2019, the Company issued 844,470 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $4,222,350.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

On October 23, 2019, the Company issued 1,200,000 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $6,000,000.

On November 1, 2019, the Company cancelled 345,000 common shares. The original proceeds of $1,725,000 were returned to the purchasers and reversed from common shares on the statement of changes in equity.

On December 18, 2019, the Company issued 27,000 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $135,000.

The Company paid share issuance costs of $93,370 for non-brokered financing completed in the year ended December 31, 2019.

Warrants:

During the year ended December 31, 2018, the Company issued 595,430 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. No warrants were issued during the year ended December 31, 2019.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2017	-	$ -
Issued	595,430	1.00
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	595,430	$ 1.00

The following warrants were outstanding and exercisable at December 31, 2019:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
			595,340	595,340

Options:

On October 1, 2018, the Company granted 2,000,000 stock options to a consultant and an officer of the Company. These stock options vest 12.5% on January 1, 2019, 12.5% on April 1, 2019, 12.5% on July 1, 2019, 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020 and the remaining 12.5% on October 1, 2020. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

On October 1, 2018, the Company granted 2,500,000 stock options to consultants of the Company. These stock options vest 25% on January 1, 2019, 25% on April 1, 2019, 25% on July 1, 2019, 25% on October 1, 2019. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

On January 15, 2019, the Company granted a total of 1,100,000 stock options to a consultant of the Company. 500,000 of these stock options vest on April 1, 2019. These stock options have an exercise price of $1.00 per share and expire on January 15, 2024. The remaining 600,000 of these stock options vest on October 1, 2019. These stock options have an exercise price of $2.50 per share and expire on January 15, 2024.

On February 1, 2019, the Company granted 400,000 stock options to a consultant of the Company. These stock options vest 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020, 12.5% on October 1, 2020, 12.5% on January 1, 2021, 12.5% on April 1, 2021 and the remaining 12.5% on July 1, 2021. These stock options have an exercise price of $1.00 per share and expire on February 1, 2024.

On April 1, 2019, the Company granted 400,000 stock options to a consultant of the Company. These stock options vest 25% on October 1, 2019, 25% on January 1, 2020, 25% on April 1, 2020, an 25% on July 1, 2020. These stock options have an exercise price of $1.00 per share and expire on April 1, 2024.

On April 15, 2019, the Company granted 12,500 stock options to an employee of the Company. These options vest 34% on April 15, 2020, 33% on April 15, 2021, and 33% on April 15, 2022. These stock options have an exercise price of $1.00 and expire on April 15, 2024.

On April 29, 2019, the Company granted 500,000 stock options to a consultant of the Company. These options vest 25% on April 29, 2019, 25% on May 30, 2019, 25% on August 30, 2019, and 25% on December 30, 2019. These stock options have an exercise price of $1.00 and expire on April 29, 2024.

On May 13, 2019, the Company granted 350,000 stock options to an executive of the Company. These stock options vest 12.5% on May 13, 2019, 12.5% on August 13, 2019, 12.5% on November 13, 2019, 12.5% on February 13, 2020, 12.5% on May 13, 2020, 12.5% on August 13, 2020, 12.5% on November 13, 2020 and the remaining 12.5% on February 13, 2021. These stock options have an exercise price of $1.00 per share and expire on May 13, 2024.

On May 21, 2019, the Company granted 30,000 stock options to an employee of the Company. These stock options vest 12.5% on May 21, 2019, 12.5% on August 21, 2019, 12.5% on November 21, 2019, 12.5% on February 21, 2020, 12.5% on May 21, 2020, 12.5% on August 21, 2020, 12.5% on November 21, 2020 and the remaining 12.5% on February 21, 2021. These stock options have an exercise price of $1.00 per share and expire on May 21, 2024.

On August 12, 2019, the Company granted 12,500 stock options to an employee of the Company. These options vest 34% on August 12, 2020, 33% on August 12, 2021, and 33% on August 12, 2022. These stock options have an exercise price of $1.00 and expire on August 12, 2024.

On November 13, 2019, the Company granted 100,000 stock options to an employee of the Company.  These options vest 8.3% on February 13, 2020, 8.3% on May 13, 2020, 8.3% on August 13, 2020, 8.3% on November 13, 2020, 8.3% on February 13, 2021, 8.3% on May 13, 2021, 8.3% on August 13, 2021, 8.3% on November 13, 2021, 8.3% on February 13, 2022, 8.3% on May 13, 2022, 8.3% on August 13, 2022, and 8.3% on November 13, 2022.  These stock options have an exercise price of $1.00 and expire on November 13, 2024.

On November 22, 2019, the Company granted 25,000 stock options to an employee of the Company.  These options vest 8.3% on February 13, 2020, 8.3% on May 13, 2020, 8.3% on August 13, 2020, 8.3% on November 13, 2020, 8.3% on February 13, 2021, 8.3% on May 13, 2021, 8.3% on August 13, 2021, 8.3% on November 13, 2021, 8.3% on February 13, 2022, 8.3% on May 13, 2022, 8.3% on August 13, 2022, and 8.3% on November 13, 2022.  These stock options have an exercise price of $1.00 and expire on November 22, 2024.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

The options granted during the year ended December 31, 2019 have a fair value of $2,593,834 (2018 - $3,739,048) estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

	2019	2018
Risk-free interest rate	1.92%	2.42%
Expected term (in years)	5.00	5.00
Estimated dividend yield	0%	0%
Estimated volatility	100.00%	100.00%

During the year ended December 31, 2019, the Company recognized $3,796,095 (2018 - $1,637,559) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2017	-	$ -
Granted	4,500,000	0.50
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,930,000	1.26
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	7,430,000	$ 0.80

The following options were outstanding and exercisable at December 31, 2019:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

October 1, 2018	October 1, 2023	$ 0.50	4,500,000	3,500,000
January 15, 2019	January 15, 2024	$ 1.00	500,000	500,000
January 15, 2019	January 15, 2024	$ 2.50	600,000	600,000
February 1, 2019	February 1, 2024	$ 1.00	400,000	50,000
April 1, 2019	April 1, 2024	$1.00	400,000	100,000
April 15, 2019	April 15, 2024	$1.00	12,500	-
April 29, 2019	April 29, 2024	$1.00	500,000	500,000
May 13, 2019	May 13, 2024	$1.00	350,000	131,250
May 21, 2019	May 21, 2024	$1.00	30,000	11,250
August 12, 2019	August 12, 2024	$1.00	12,500	-
November 13, 2019	November 13, 2024	$1.00	100,000	-
November 22, 2019	November 22, 2024	$1.00	25,000	-
			7,430,000	5,392,500

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

8.Financial Instruments and Risks

(a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s consolidated statements of financial position as at December 31, 2019 and December 31, 2018 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

December 31, 2019
Cash	1,378,687	-	-	1,378,687
Accounts receivable	1,463,388	-	-	1,463,388
Loans receivable	72,923,991	-	-	72,923,991
Refundable deposits	10,605,100	-	-	10,605,100
Call option	-	-	19,547,757	19,547,757
Total	86,371,166	-	19,547,757	105,918,923

Accounts payable and accrued liabilities	1,334,370	-	-	1,334,370
Convertible debentures	17,597,600	-	-	17,597,600
Bridge financing	36,610,075	-	-	36,610,075
Total	55,542,045	-	-	55,542,045

December 31, 2018
Cash	24,377,286	-	-	24,377,286
Loan receivable	10,510,400	-	-	10,510,400
Total	34,887,686	-	-	34,887,686

Accounts payable and accrued liabilities	161,937	-	-	161,937
Total	161,937	-	-	161,937

The fair values of other financial instruments, which include accounts payable and accrued liabilities, loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, accounts receivable and loans receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure.

(c)Foreign Exchange Rate

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

The Company has cash and loans receivable denominated in US dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the US dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At December 31, 2019, a 5% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss before taxes by approximately $2,586,608 (December 31, 2018 - 10%, $125,000) for the year ended December 31, 2019.

(d)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at December 31, 2019, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

(e)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at December 31, 2019, the Company had a cash balance of $1,378,687 (2018 - $24,377,286) available to apply against short-term business requirements and current liabilities of $55,542,045 (2018 - $161,937). All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of December 31, 2019.

9. Related Party Transactions

The following is a summary of related party transactions that occurred during the year ended December 31, 2019:

(a)Included in accounts payable and accrued liabilities is $377,157 (2018 - $6,250) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment, and are unsecured.

(b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	December 31, 2019 $	December 31, 2018 $
Consulting fees paid or accrued to a company controlled by the director of the Company	108,000	75,000
Salary paid to management of the Company	495,632	-
Share-based compensation	655,380	280,829

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the years ended December 31, 2019 and 2018.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

10.Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, convertible debentures and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. There were no changes to the Company’s approach to capital management during the year ended Decembrer 31, 2019.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the periods presented.

11.Convertible Debentures

During the period ended December 31, 2017, the Company issued $627,000 in convertible debentures to a group of arms-length lenders. The convertible debentures were non-interest bearing and are convertible into common shares of the Company at a conversion price of $0.50 per common share.

On issuance, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 18%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $530,874 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $96,126 on inception is presented as a component of shareholders’ equity and is offset by the deferred income tax recovery of $25,176.

During the year ended December 31, 2018, the Company issued additional convertible debentures totaling $385,000 to a group of arms-length lenders. The convertible debentures were non-interest bearing and are convertible into common shares of the Company at a conversion price of $0.50 per common share.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 18%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $328,983 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $56,017 on inception is presented as a component of shareholders’ equity.

During the year ended December 31, 2018, the total convertible debentures outstanding of $1,012,000 were converted into 2,024,000 common shares of the Company.

Tidal Royalty Corp. Debenture

During the year ended December 31, 2019, the Company issued a $17,650,000 (consisting of advances of CAD $15,000,000 and USD $2,000,000) senior secured convertible debenture (the “Tidal Debenture”) to Tidal. The Tidal Debenture becomes due and payable (the “Tidal Debenture Maturity Date”) on the earlier of: (i) September 30, 2019 (extended to April 30, 2020) and (ii) the date that all amounts owing under the Tidal Debenture become due and payable in accordance with the terms of the Tidal Debenture, including following an event of default. In the event of a default, the Tidal Debenture will bear interest at 12% per annum. As of December 31, 2019, the Tidal Debenture is due on demand. Subsequent to year-end on March 12, 2020, the Tidal Debenture Maturity Date was extended to April 30, 2020.

The Tidal Debenture is convertible into common shares of the Company in the event that the Proposed Transaction, as described in Note 17 with Tidal is not completed prior to the Tidal

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

Debenture Maturity Date and the Company instead completes a “Change of Control” or a “Go Public Transaction” as such terms are defined in the Tidal Debenture. In such circumstances, Tidal has the right to convert the Tidal Debenture into common shares of the Company at a price equal to the lesser of (i) $2.50; and (ii) a 20% discount to the issue price or effective price for any financing completed as part of or concurrently with the Go Public Transaction, if applicable, or the effective purchase price per common share of the Company in the case of a Change of Control transaction. The Tidal Debenture is secured against the assets of the Company pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”).

The Company may repay the Tidal Debenture prior to the Tidal Debenture Maturity Date at a price equal to 110% of the principal amount and any accrued interest without the prior written consent of Tidal if (i) the Proposed Transaction with Tidal is not capable of being completed prior to October 25, 2019; and (ii) both the Company and Tidal have acted in good faith and have used all commercially reasonable efforts to complete the Proposed Transaction.

On issuance, the Company determined that the conversion feature met the definition of a derivative liability and elected to measure the entire Tidal Debenture at fair value through profit or loss. This derivative liability component was determined to have a value of $Nil as at December 31, 2019.

A continuity of the liability portion of the convertible debentures is as follows:

Balance, December 31, 2017	$533,755
Issuance of convertible debentures	328,983
Accretion expense	139,938
Settlement of convertible debentures	(1,002,676)

Balance, December 31, 2018	-
Issuance of convertible debentures	17,650,000
Revaluation of foreign currency balances	(52,400)
Balance, December 31, 2019	$17,597,600

12.Bridge Financing

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of  $36,374,400  (the “Facility Limit”). The purpose of the Facility is so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility are due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

b)A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,517 (Note 6). Any amounts payable by PharmaCo or MichiCann to the Lender under the Facility will reduce the amount of PharmaCo’s obligations to MichiCann on a dollar for dollar basis under the Promissory Note.

The Company paid financing fees related to the Facility, including the Work Fee, of $2,361,459 which has been included as commission expenses for the year ended December 31, 2019. The Company also deducted a debt service reserve of $3,323,524 from the total principal amount which serves to pay the interest on the Facility as it is incurred. During the year ended December 31, 2019, the Company incurred interest expense of $3,540,353 on the Facility. As such, as of December 31, 2019 the debt service reserve balance is $nil and the Company has interest payable of $229,399 included in the bridge financing amount.

During the year ended December 31, 2019, the Company paid deposit of $133,000 for additional professional fees.  The remaining balance of the deposit as at December 31, 2019 was $72,500.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG (collectively as borrowers).

The Amended Facility increased the Facility Limit to USD $49,750,000 in the aggregate of which USD $27,000,000 was to refinance the existing Facility and USD $22,750,000 was used to complete the MAG Acquisition (Note 18) and for general corporate and operating purposes.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a)Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b)A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

13.Equipment

Computer Hardware

Cost
Balance, December 31, 2018	$-
Additions	12,745

Balance, December, 2019	$12,745

Accumulated depreciation
Balance, December 31, 2018	$-
Change for the year	1,898

Balance, December, 2019	$1,898

Carrying value
December 31, 2018	$-
December 31, 2019	$10,847

14.Supplemental Disclosure of Cash Flow Information

	2019	2018

Additional Information
Shares issued for convertible debenture on conversion	$-	$4,810,000
Share issuance costs in accounts payable	$45,340	$-
Interest paid	$3,323,524	$-
Taxes paid	$-	$-

15. Segmented Information

The Company currently has an investment in one company in the cannabis industry and operates in one geographic location, being Canada.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

16.  Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2019	2018

Loss before income taxes	$(12,513,900)	$(2,171,340)
Statutory income tax rate	26.50%	27.00%

Expected income tax recovery	(3,316,184)	(586,262)
Non-deductible recoveries and other	1,005,965	442,626
Effect of change in tax rates	5,674	-
Under (over) provided in prior years	44,209	-
Changes in unrecognized deductible temporary differences	341,622	85,901
Convertible debentures and others	-	(40,301)
Unused tax losses and tax offsets not recognized	1,918,714	57,735

Total income tax recovery	$-	$40,301

The significant components of deferred income tax assets and liabilities are as follows:

	2019 $	2018 $

Deferred income tax assets

Non-capital losses carried forward	5,180,156	-
Deferred income tax liabilities	(5,180,156)	-

Net deferred income tax assets (liabilities)	-	-

As at December 31, 2019, the Company has non-capital losses carried forward of approximately $4,015,000 which are available to offset future years’ taxable income and expires through to 2039.

$

2037	(30,000)
2038	(477,000)
2039	(3,508,000)
(4,015,000)

17.  Proposed Transactions

       Tidal

On May 8, 2019, the Company executed a business combination agreement (the “Definitive Agreement”) with Tidal pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company (the “Proposed Transaction”).  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal, for each one (1) MichiCann common share, subject to adjustment in certain circumstances as set out in the Definitive Agreement (the “Exchange Ratio”).  Upon completion of

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

the Proposed Transaction, and assuming no other issuances of securities by MichiCann, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company (the “Resulting Issuer”), respectively, on a fully diluted basis.  All outstanding options and warrants to purchase MichiCann common shares will be replaced with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly owned subsidiary of  Tidal will amalgamate with the Company (the “Amalgamation”).  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result Tidal will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.

Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on an 8:1 basis (the “Consolidation”), (ii) the Company will change its name to “Red White & Bloom Inc.” or such other name (the “Name Change”).

Pursuant to the terms of the Definitive Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the board appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the common share of the Resulting Issuer, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (vi) other closing conditions customary for transactions of this nature. Subsequent to the year ended December 31, 2019, the Company amended the Definitive Agreement (Note 18).

Kings Garden Inc.

On July 25, 2019, the Company entered a LOI with Kings Garden Inc. (“Kings Garden”) pursuant to which the Company will acquire all of the issued and outstanding shares of Kings Garden. Under the terms of the LOI, all of the issued and outstanding shares of Kings Garden will be exchanged for the following consideration:

a.USD $30,000,000, net of a tax gross-up (not to exceed USD $48,600,000 total) and payment of brokerage fees expected to be approximately USD $6,000,000, payable in cash and equity on the same proportionate ratio as the total consideration for the acquisition of Kings Garden;

b.USD $255,000,000 in MichiCann shares to the Kings Garden shareholders. If the acquisition of Kings Garden. is not completed by October 30, 2019, except due to delays caused by Kings Garden shareholders or regulatory agencies, the amount increases to USD $280,500,000 in MichiCann Shares;

c.USD $12,500,000 invested in Kings Garden to fund capital expenditures and other growth in the form of installments of USD $6,250,000 at the closing of the acquisition of Kings Garden, and the balance on a mutually approved schedule.

Pursuant to the terms of the LOI, the closing of the acquisition of Kings Garden is subject to a number of conditions, including but not limited to (i) the completion of due diligence, (ii) entering into of a definitive agreement by both parties, (iii) approval by the board of directors, (iv) approval by the shareholders of the Company and Kings Garden, (v) approval by the CSE, (vi) the adoption of an equity incentive pool for employees of Kings Garden by the Company, (vii) all outstanding options of Kings Garden will be exchanged for replacement options of MichiCann at an exchange ratio based on the equity valuation of MichiCann, and (viii) other closing conditions customary for transactions of this nature.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

As of December 31, 2019, $1,853,059 has been advanced to Kings Garden under the terms of this LOI and is recorded as a deposit in the consolidated statements of financial position.

18.  Subsequent Events

Illinois Facility and Mid-American Growers, Inc.

On October 9, 2019, the Company entered into an agreement and plan of merger (the “MAG Merger Agreement”) with MAG, RWB Illinois, Inc. and Arthur VanWingerden and Ken VanWingerden (collectively the “MAG Sellers”) pursuant to which the Company will acquire all of the issued and outstanding shares of MAG. MAG has a facility for hemp production on 124 acres of real property commonly known as 14240 Greenhouse Avenue, Granville, Illinois (the “MAG owned property”). The MAG Merger Agreement was amended on November 1, 2019 and January 9, 2020. The merger was completed on January 10, 2020 (“MAG Acquisition”).

Pursuant to the MAG Merger Agreement, on closing of the MAG Acquisition, the Company paid to the MAG Sellers USD $7,100,000 in cash and issued to the MAG Sellers a non-transferable, fully paid right to receive in the aggregate 35,637,800 common shares of Tidal after the completion of the three-cornered amalgamation with the Company and 2690229 Ontario Inc. (“Resulting Issuer Shares”) (assuming completion of the Proposed Transaction prior to June 1, 2020). If the Proposed Transaction is not completed prior to June 1, 2020, MichiCann shall deliver to the MAG Sellers an additional aggregate cash payment equal to USD $5,000,000 and 17,133,600 MichiCann common shares.

In addition, so long as the MAG Sellers have used commercially reasonable efforts to assist MichiCann and MAG in achieving regulatory approval of a commercial cultivation center license to MAG for the Illinois Facility described below (the “Milestone Event”) (i) MichiCann shall issue to the MAG Sellers an additional 5,491,200 Resulting Issuer Shares (assuming completion of the Proposed Transaction prior to the Milestone Event) based on a value of USD $10,000,000 and (ii) only if the Milestone Event is achieved during calendar 2020, MichiCann shall pay to the MAG Sellers in the aggregate an additional USD $5,000,000 in cash. If the Proposed Transaction is not completed at the time of the Milestone Event, MichiCann shall issue to the MAG Sellers an aggregate 2,640,000 additional MichiCann common shares.

Concurrent with the closing of the MAG Acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers.

Tidal Amendment

On March 12, 2020, the Company entered into an amended and restated business combination agreement (the “Amended Agreement”) with Tidal (note 17) pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company on a 2:1 basis, subject to adjustment in certain circumstances (the “Amended Exchange Ratio”). The terms of the Amended Agreement provide that the share consideration will now be comprised of one common share (the “Common Shares”) and one series 2 convertible preferred share (the “Series 2 Shares”) of the Resulting Issuer. The Series 2 Shares to be issued to MichiCann shareholders (i) will carry voting rights (entitling a holder to one vote per Series 2 Share held, voting together with the holders of common shares), (ii) will be entitled to 5% annual dividends payable in additional Series 2 Shares (the “Dividends”), (iii) will be convertible (together with accrued Dividends) into Common Shares on a 1:1 basis at the option of the holder on or after the seven month anniversary of their issuance date, and (iv) will automatically be converted on the same basis on the two year anniversary of their issuance date.  All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares and Series 2 Shares in accordance with the Amended Exchange Ratio.

MichiCann Medical Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

The Amended Agreement contemplates the following changes: Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on a 16:1 basis (the “Amended Consolidation”), (ii) change its name to “Red White & Bloom Brands Inc.” and (iii) reconstitute its board of directors such that the board of the Resulting Issuer will consist of five (5) directors, which will include two (2) members of the current board of Tidal and three (3) nominees of MichiCann (the “Board Appointments”).

Pursuant to the terms of the Amended Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining the requisite shareholder approvals, (ii) the completion of the Amended Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the Common Shares, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (v) other closing conditions customary for transactions of this nature.

Tidal Business Combination

On April 28 2020, the Company announced the closing of the Amalgamation with Tidal pursuant to the terms of the Amended Agreement dated March 12, 2020.

The Amalgamation involved the acquisition of 100% of the Company’s issued and outstanding shares on a 2:1 basis. Due to the terms of the Exchange Ratio the previous shareholders of the Company acquired a controlling interest in Tidal and as such the Amalgamation has been accounted for as a reverse takeover transaction with the Company being the resulting issuer for financial reporting purposes. Upon completion of the Amalgamation, Tidal changed its name to Red, White & Bloom Brands Inc.

The assets and liabilities of Tidal cannot be disclosed at this time because the Company is still in the process of completing the closing balance sheet and the valuation of assets and liabilities acquired.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.